

Mr. John Adiletta
Chief Financial Officer
Somerset International Group, Inc.
90 Washington Valley Road
Bedminster, NJ 07921

February 7, 2011

Re: **Somerset International Group, Inc.**
Form 10-K for the fiscal year ended December 31, 2009
Filed March 31, 2010
File no. 0-10854

Dear Mr. Adiletta:

We are in receipt of your response to our comment letter dated October 26, 2010. Due to your inability to provide the required audited financial statements in your filing, we are unable to complete our review and therefore do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director